Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, Lithium Americas Corp. (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common shares (the “Common Shares”).

Description of Common Shares

The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles (the “Articles”), which are incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

We have 161,778,274 Common Shares outstanding as of December 31, 2023, and we are authorized to issue an unlimited number of Common Shares, without par value.

Basic Rights of Our Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Common Share held at all such meetings. Subject to the rights of holders of any other class of shares of the Company entitled to receive dividends in priority, shareholders will be entitled to receive dividends if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, shareholders will be entitled to all remaining property and assets of the Company on a share for share basis.

Other than the participation right held by General Motors Holdings LLC (“GM”) and discussed in more detail below, the Common Shares are not subject to pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The Business Corporations Act (British Columbia) (the "BCBCA") and the Articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

GM Investor Rights Agreement

Pursuant to the Investor Rights Agreement dated October 3, 2023 between the Company and GM (the “Investor Rights Agreement”), GM is required to "lock-up" their securities until the later of: (i) one year following the completion of the Arrangement (as defined in the Investor Rights Agreement), and (ii) the earlier of (a) six months after the closing of Second Tranche Investment (as defined in the Investor Rights Agreement), or (b) the date Tranche 2 is not completed in accordance with its terms. In addition, GM has certain board nomination rights, oversight, and demand registration and piggy-back registration rights and securities offering participation rights, and is also subject to certain standstill limitations pertaining to take-over bids (and similar transactions) until a period that ends on the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Lithium Offtake Agreement dated February 16, 2023 between Lithium Americas (Argentina) Corp. (formerly, Lithium Americas Corp.) and GM, as assigned to the Company on October 3, 2023.

Conditions Governing Changes in Capital and Procedures to Change the Rights of Shareholders

Under the Articles, subject to the paragraph below and the BCBCA, the Company may by ordinary resolution of its shareholders or resolution by the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Subject to the BCBCA, the Company may by special resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Limitations on Ownership of Securities

Neither Canadian law nor the Articles limit the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the company was not controlled by WTO Investors). An investment in the Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.326 billion. An investment in the Common Shares by a trade agreement investor (or by a non-Canadian other than a trade agreement investor if, immediately prior to the implementation of the investment the Company was controlled by a trade agreement investor) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.989 billion.

In general, an individual is a WTO Investor if the individual is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Trade agreement investors include entities and individuals whose country of ultimate control is party to certain trade agreements. This includes the United States, the United Kingdom and members of the European Union, among others.

A non-Canadian, regardless of the type of investor, would be deemed to acquire control of the Company for purposes of the Investment Act if the non-Canadian were to acquire a majority of the Common Shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.

Certain transactions involving the Common Shares would be exempt from the Investment Act, including:

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an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
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an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
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an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in the Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.